June 1, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: Amanda Kim

Re:     Transuite.org Inc.
Registration Statement on Form S-1

Filed April 12, 2021
File No. 333-255178

Ladies and Gentlemen:

This letter is being furnished by Transuite.org Inc. (the “Company”) in response to comments contained in the letter dated May 7, 2021 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Michal Wisniewski, President of the Company, with respect to the Company’s Registration Statement on Form S-1 (File No. 333-255178) that was initially submitted to the Commission on April 12, 2021 (the “Registration Statement”). The Company is submitting Amendment No. 1 to the Company’s Registration Statement (“Amendment No. 1”), including the prospectus contained therein, which includes changes that reflect responses to the Staff’s comments. The responses below have been organized in the same order the Commission’s comments were organized. The page references in the Company’s response are to Amendment No. 1 as marked.

Registration Statement on Form S-1
Risk Factors, page 10

Comment No. 1 The summary of your risk factors on page 8 references risks associated with your having received a going concern opinion from your auditor. However, you do not appear to have included a risk factor addressing these risks in the risk factor section. Please revise. Also, add a separate risk factor addressing risks to investors related to your sole officer and director residing outside the United States, such as the difficulties in serving process against him, obtaining jurisdiction over him or foreign assets, or enforcing judgments obtained in US courts against him.

RESPONSE: The Company has included the indicated risk factors in its prospectus.

Plan of Distribution

Terms of the Offering, page 29

Comment No. 2 You state in this section that the offering is being made on a “best efforts, minimum- maximum” basis and it will terminate in the event the minimum number of subscriptions are not received. On page 3, however, you state that no minimum number of shares need to be sold. Please revise.

RESPONSE: The Company has corrected the indicated provision.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Plan of Operations, page 41

Comment No. 3 Please describe your plan of operations for the next 12 months. Provide specific details of your plan, including milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding. Refer to Item 101(a)(3) of Regulation S-K.

RESPONSE: The Company has included the indicated the indicated plan in its prospectus.

General

Comment No. 4 It appears that you are a shell company as defined in Rule 405 under the Securities Act of 1933. We note that you have limited assets, no revenues to date and no operations. We also note that significant steps remain to commence your business plan. Please disclose on the cover page and in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

RESPONSE: The Company respectfully submits to the Commission that it is not a “shell company” as defined in Rule 405 under the Securities Act of 1933. The Company instead qualifies as a “start-up” company in accordance with the Commission’s defintion in the footnote 172 to SEC Release No. 33-8869 from “shell” companies covered under Rule 144(i)(1)(i) (the “Rule”).

In the SEC Release No. 33-8587 (the “Release”), the Commission intentionally did not define the term “nominal” and so it did not set quantitative limits of a shell company.

The Release states:

We are not defining the term “nominal,” as we believe that this term embodies the principle that we seek to apply and is not inappropriately vague or ambiguous. We have considered the comment that a quantitative threshold would improve the definition of a shell company; however, we believe that quantitative thresholds would, in this context, present a serious potential problem, as they would be more easily circumvented. We believe further specification of the meaning of “nominal” in the definition of a “shell company” is unnecessary and would make circumventing the intent of our regulations and the fraudulent misuse of shell companies easier.

Therefore, according to the Rule, the meaning of “nominal” may be subjective and based on each individual case.

As disclosed in our Form S-1, the Company is actively engaged in the implementation of its business plan. Most recently, the Company’s management has been engaged in developing and testing its intended web translation platform. As of now, the following steps have been taken towards completing the development:

(i)

The Company has launched a beta version of its web translation software available at its website;

(ii)

The Company has located potential users of its web translation software;

(iii)

The Company has made arrangements with certain payment processors who will assist in collecting payments from the Company’s users.

While the Company is already offering its translation services to the public, it requires additional financing in order to expand the coverage of users and expand the number of available languages.

Sincerely,

/s/ Michal Wisniewski
Michal Wisniewski